UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement

On April 2, 2022, Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai”), a wholly-owned subsidiary of Global Internet of People, Inc. (“SDH” or the “Company”), entered into an investment agreement (the “Agreement”) with the following parties to form a joint venture (the “JV”) dedicated to the production of high-grade lithium-ion power battery anode materials.

●	Shanghai Huiyang Investment Co., Ltd. (“Huiyang”),

●	Haicheng Shenhe Technology Co., Ltd. (“Shenhe”),

●	Guizhou Yilong New Area Industrial Development Investment Co., Ltd. (“Yilong Investment”),

●	Guizhou Guangyao Management Partnership (“Guangyao”),

●	Hainan Fuhe Investment Management Partnership (“Fuhe”), and

●	eight individuals who will be appointed to various management positions at the JV.

The Agreement and related transactions were approved by SDH’s shareholders at an extraordinary general meeting of shareholders held on April 1, 2022.

Pursuant to the Agreement, Zhuhai will own 51% equity interest in the JV, and Huiyang, Shenhe, Yilong Investment, Guangyao and Fuhe will own a stake of 12.50%, 12.50%, 4%, 10% and 5% in the JV, respectively. The eight individual shareholders of the JV together will own an aggregated 5% equity interest in the JV.

The JV will be established in the New Materials Industrial Park of Yilong District, Xingyi City of Guizhou Province, with a total investment amount of up to RMB620 million ($98.13 million) and a total land area of approximately 266,800 square meters, for the production of high-grade lithium-iron power battery anode materials. Construction of the production facilities at the site is expected to be completed within 15 months after the JV obtains regulatory approvals for the construction of the production facilities.

Zhuhai will be responsible for the operation of the JV, with the assistance and support of other shareholders of the JV. Yilong Investment is obliged to use reasonable efforts to obtain, on behalf of the JV, national-level tax incentives and favorable government treatments, and will coordinate with local financial institutions to provide financing to the JV. Yilong Investment shall also ensure that the production facilities have enough power supply in the form of clean energy, and will assist the JV in obtaining the required regulatory approvals for the construction and operation of the production facilities.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Investment Agreement, dated April 2, 2022
10.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: April 7, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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